SHIN CORPORATION

January 20, 2004

04 JAN 28 AM 7:21

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 011/2004**

  Subject: Notification of Disposition of Ordinary Shares of the Company's Associated

  Date: January 20, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 1/28

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 20, 2003

SH 011/2004

January 20, 2004

Subject: Notification of Disposition of Ordinary Shares of the Company's Associated

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) would like to inform that SHIN will dispose the ordinary shares of Teleinfo Media Company Limited (TMC), a 38.25 percent held by SHIN, to CS Loxinfo Public Company Limited (CSL), a subsidiary of Shin Satellite Public Company Limited (SATTEL), and SATTEL is a subsidiary of SHIN. The details are as follows:

Date of transaction

Within March 2004, SHIN will sell ordinary shares of TMC to CSL after SATTEL receives approval from shareholders' meeting, on February 23, 2004. (In case that TOT Corporation Public Company Limited (TOT) has not used their right of first refusal) Currently, SHIN is now waiting for TOT's response as to whether TOT will exercise their right of first refusal. If there is any progress on the matter, SHIN will inform the SET accordingly.

Parties involved

Buyer : CS Loxinfo Public Company Limited, a 50.02 percent held by SATTEL and SATTEL is a subsidiary of SHIN, a 51.53 percent held by SHIN.

Seller : Shin Corporation Public Company Limited

The general characteristics of the transaction

SHIN will sell ordinary shares of TMC in the proportion of 38.25 percent, to CSL in total amount of Baht306 million. This transaction is exempted and is not considered being the connected transaction under the Rules and Procedures and Disclosure of Connected Transaction of Listed Companies in item 7 (1) and the Rules, Procedures and Disclosure of Information Concerning the Acquisition and Disposition of Asset of Listed Companies of the SET.

The detail of assets disposal

The company	Teleinfo Media Company Limited
Nature of businesses	Licensed from TOT to be the sole official printer and distributor of white and yellow pages telephone directories for 10 years (from 1996 issue to 2005 issue).
Registered capital	Baht694,136,000.
Paid-up capital	Baht694,136,000.
The Number of disposed shares	26,550,583 shares
Average selling price per share	Approximately Baht11.53 per share

Proportion of share holding before the transaction	38.25 percent
Proportion of share holding after the transaction	-none-
The total value of the transaction	Baht 306 million
The basis used to determine the value of transaction	Discounted cash flow.
The purpose of the disposal	To create synergy among the companies under SHIN group. TMC's business will support CSL's business and will result in revenue and profit expansion. This will enhance value to SHIN through SATTEL and CSL.